Filed by Telewest Communications plc pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Telewest Global, Inc.

Subject Company Exchange Act File No.:

Registration Statement No.: 333-110815

TELEWEST COMMUNICATIONS PLC

AND

TELEWEST FINANCE (JERSEY) LIMITED

Telewest Communications plc (Telewest) is proposing to implement its financial restructuring to be effected through the issuance of common stock in a new Delaware holding company, Telewest Global, Inc. (Telewest Global), in exchange for cancellation of all of the notes (the Notes) issued by Telewest and its wholly-owned subsidiary, Telewest Finance (Jersey) Limited (Telewest Jersey), and certain other connected claims. It is anticipated that the financial restructuring will be implemented by (amongst other things) schemes of arrangement to be promoted by both companies. The liabilities compromised by the schemes of arrangement will include claims arising out of, or in connection with, the Notes, a guarantee given by Telewest of the Notes issued by Telewest Jersey (the Guarantee) and an intercompany loan from Telewest Jersey to Telewest (the Intercompany Loan) by which the proceeds of the Notes issued by Telewest Jersey were loaned to Telewest (each Scheme Claims).

Notice is hereby given that Telewest and Telewest Jersey intend to apply to the English High Court on 22 April 2004 and Telewest Jersey intends to apply to the Jersey Royal Court on 23 April 2004 for leave to convene meetings of the holders of Scheme Claims of the companies for the purposes of considering and, if thought fit, approving the schemes of arrangement. For further information about this application, contact Freshfields Bruckhaus Deringer on (+ 44) 20 7936 4000 (reference NAG).

The details of the principal terms of the planned financial restructuring are included in a copy of the latest draft of the explanatory statement to the schemes of arrangement which is set out on Telewest’s website at http://www.telewest.co.uk.

It is anticipated that the schemes of arrangement will each include a “bar date”, which will be a date announced in due course which is expected to be the day after the schemes of arrangement become effective. Only Scheme Claims that are notified to Telewest and Telewest Jersey before the bar date or of which Telewest or Telewest Jersey are already aware will be capable of being admitted in the schemes of arrangement.

Telewest and Telewest Jersey are already aware of the Scheme Claims as to principal and interest of the existing holders of the Notes, the Guarantee and the Intercompany Loan.

Other Scheme Claims that are not notified to Telewest or Telewest Jersey (as appropriate) on or before the bar date will be cancelled on the schemes of arrangement becoming effective for no consideration.

Creditors with Scheme Claims other than those relating to principal and interest of the existing holders of the Notes, the Guarantee and the Intercompany Loan, should notify Telewest or Telewest Jersey of the existence of such claims before the bar date. Notifications of claims should be accompanied with the information required in Part III, paragraph 4 of the explanatory statement and should be sent to Clive Burns (the Company Secretary) by fax on (+ 44) 20 7299 5650 or registered post to 160 Great Portland Street, London W1W 5QA.

Once the bar date has been determined, it will be announced on a Regulatory Information Service, advertised and included on Telewest’s website at www.telewest.co.uk.

A registration statement relating to the Telewest Global common stock to be distributed to Telewest’s shareholders (the Registration Statement) has been filed with the US Securities and Exchange Commission (the SEC) but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Telewest shareholders are advised to read the shareholders’ circular and prospectus which forms a part of the Registration Statement because it contains important information. Telewest currently files, and Telewest Global anticipates that it will file, annual and other periodic reports, statements and other information with the SEC. You may read and copy any such reports, statements or other information at the SEC’s public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filings are also available from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. Telewest shareholders, noteholders and other investors may obtain a free copy of the shareholders’ circular and prospectus and other documents filed by Telewest Global by directing such request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, England. Attention: Company Secretary. Telephone: +44 20 7299 5000.

DATED 8 April 2004